Exhibit 99.1

PRESS RELEASE

Aspen Declares Dividends on Preference Shares

HAMILTON, Bermuda, June 4, 2021 – Aspen Insurance Holdings Limited (“Aspen”) (NYSE:AHL) announced today that the Board of Directors has declared the following dividends on its Preference Shares:

•Quarterly dividend of $0.3719 per share on its 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares with a $25 liquidation preference per share (NYSE:AHL PRC);
•Quarterly dividend of $0.3516 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a $25 liquidation preference per share (NYSE:AHL PRD); and
•Quarterly dividend of $351.56 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a liquidation preference of $25,000 per share, represented by depositary shares (NYSE: AHL PRE), each representing a 1/1000th interest in a share, holders of which depositary shares will receive $0.35156 per depositary share.

The above dividends will be payable on July 1, 2021 to holders of record as of June 15, 2021.

-Ends-

For further information:

Media
Peter Krinks
Senior Group Communications Manager
peter.krinks@aspen.co
+44 (0)20 7184 8544

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2020, Aspen reported $13.2 billion in total assets, $7.2 billion in gross reserves, $3.0 billion in total shareholders’ equity and $3.7 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:
This communication and other written or oral statements made by or on behalf of Aspen contain forwardlooking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and 2 Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 3D, “Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2020, each of which is incorporated herein by reference.